Exhibit 99.11
Thomas J. Wythes
Golder Associates Inc.
1103 North Hudson St.
Silver city, NM 88061 USA
Phone: 505-388-0118 / Fax 505-388-0120
CONSENT OF AUTHOR

TO:

Glamis Gold Ltd.	Nova Scotia Securities Commission
British Columbia Securities Commission	New Brunswick Office of the Administrator of
Alberta Securities Commission	Securities
Saskatchewan Securities Commission	PEI Provincial Affairs & Attorney General
Manitoba Securities Commission	Department of Government Services and
Ontario Securities Commission	Lands, Government of Newfoundland and
Authorité des marchés financiers du Québec	Labrador
The Toronto Stock Exchange
I, Thomas J. Wythes, do hereby consent to
a)	the previous filing by Glamis Gold Ltd. (the “Company”) of the technical report titled “Peñasquito Feasibility Study 100,000 MTPD” dated July 27, 2006 (the “Technical Report”) prepared for the Company by M3 Engineering & Technology Corp. with the above securities regulatory authorities, and

b)	extracts from, or a summary of, the Technical Report in the information circular of the Company for the special meeting of shareholders to be held October 26, 2006 (the “Circular”).
I also certify that I have read the written disclosure in the Circular relating to the subject matter of the Technical Report and that it fairly and accurately represents the information in the Technical Report that supports such disclosure.
Dated this 25th day of September, 2006.

/s/ Thomas J. Wythes
Signature of Qualified Person

Thomas J. Wythes
Name of Qualified Person